Filed Pursuant to Rule 424(b)(5)
Registration No. 333-249273

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 14, 2020, as supplemented by Prospectus Supplement No. 1 dated August 23, 2022)

Up to $4,482,826

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated October 14, 2020 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-249273), as previously supplemented by Prospectus Supplement No. 1 dated August 23, 2022, relating to the offer and sale of up to $75,000,000 of shares of our common stock pursuant to common stock sales agreement, or the Sales Agreement, with H.C. Wainwright & Co., LLC, or Wainwright. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto. Though April 10, 2023, we have sold 151,551 shares of our common stock for aggregate gross proceeds of approximately $1.9 million in accordance with the Sales Agreement under the Prospectus. All information included in this prospectus supplement has been adjusted to reflect a 1-for-50 reverse stock split of our common stock effective on April 11, 2023.

We are filing this prospectus supplement to amend the Prospectus because we are subject to General Instruction I.B.6. of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $4,482,826 under the Sales Agreement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market under the symbol “AGRX.” The aggregate market value of our common stock held by non-affiliates as of April 10, 2023 pursuant to General Instruction I.B.6 of Form S-3 is $13,493,381, which was calculated based on 930,578 shares of our common stock outstanding held by non-affiliates and at a price of $14.50 per share, the closing price of our common stock on February 15, 2023. As of the date hereof, we have sold an aggregate of $14,967 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price up to $4,482,826 from time to time through Wainwright. Wainwright will be entitled to compensation at a fixed commission rate equal to up to 3.0% of the gross proceeds of each sale of shares of our common stock sold under the Sales Agreement. In connection with the sale of our shares of common stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our securities involves significant risks. Please see “Risk Factors” beginning on page S-7 of the Prospectus and in the documents incorporated by reference into the Prospectus and in our most recent Annual Report on Form 10-K and in our most recent Quarterly Reports on Form 10-Q, and any amendments thereto, which are incorporated by reference into the Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is April 11, 2023